STATE OF MISSOURI



John R. Ashcroft
Secretary of State

CERTIFICATE OF INCORPORATION

WHEREAS, Articles of Incorporation of

College Coaching Network Inc.
001377444

have been received and filed in the Office of the Secretary of State, which Articles, in all respects, comply with the requirements of General and Business Corporation Law.

NOW, THEREFORE, I, JOHN R. ASHCROFT, Secretary of State of the State of Missouri, do by virtue of the authority vested in me by law, do hereby certify and declare this entity a body corporate, duly organized this date and that it is entitled to all rights and privileges granted corporations organized under the General and Business Corporation Law.

IN TESTIMONY WHEREOF, I hereunto set my hand and cause to be affixed the GREAT SEAL of the State of Missouri. Done at the City of Jefferson, this 23rd day of August, 2019.



Jay Ashcroft
Secretary of State

SOS #30 (01-2017)

001377444
Date Filed: 8/23/2019
John R. Ashcroft
Missouri Secretary of State

Missouri Articles of Incorporation

Domestic Business Corporation

Article 1 - NAME:

The name of the corporation is as follows: College Coaching Network Inc.

Article 2 - ADDRESSES:

The mailing address and the street address (principal office address) for the corporation are as follows:

12936 Craig Dr. Grandview MO 64030

The mailing address and street address (principal office address) for the corporation are the same.

Article 3 - REGISTERED AGENT INFORMATION:

The name and address of the registered agent are as follows:

Name of Registered Agent: Claude Anthony Harris

12936 Craig dr. Grandview MO 64030

The street address and the mailing address of the registered agent are the same.

Article 4 - PURPOSE:

The specific purpose for which the corporation is formed is as follows:

College Coaching Network is a Scholarship and College Planning App, that helps students find scholarships for college.

Article 5 - SHARES:

The corporation is authorized to issue the following number of shares: 600,000.

The Par Value is as follows: $.01

ORI-08232019-0225 State of Missouri
No of Pages 3 Pages

Creation - For Profit (D)

The aggregate number of shares in which the corporation shall have authority to issue does not exceed 30,000 shares or the par value does not exceed $30,000.

Article 6 - INCORPORATOR INFORMATION & DURATION:

The name and address information of the incorporator is as follows:

Incorporator: Claude Harris:

12936 Craig Dr. Grandview MO 64030

The street address and mailing address of this incorporator are the same.

Duration: College Coaching Network is a perpetual company
DOCUMENT FILING INFORMATION:

This form was prepared by:

Claude Harris 12936 Craig dr. Grandview MO 64030

CONTACT INFORMATION:

The contact person for this corporation is as follows:

Name & Address:

Claude Harris
        12936 Craig Ave Grandview MO 64030

Contact Points:

admin@collegecoachingnetwork.com
        816-699-7045

Each of the incorporators of the corporation has signed below:

In Affirmation thereof, the facts stated above are true and correct: (The undersigned understands that false statements made in this filing are subject to the penalties provided under Section 575.040, RSMo)

_____

Signature Of Incorporator

_Clark A. O____

Name of Incorporator

_Clark A. O____

Date 08/23/2019



John R. Ashcroft
Secretary of State
State of Missouri

ORDER SUMMARY
August 22, 2019

Order No: 12213706   **Order Date:** 08/19/2019 08:07 AM

Primary Filer: CLAUDE HARRIS
12936 CRAIG AVENUE
GRANDVIEW MO 64030

TOTAL DUE: $0.00

Product Description	Ship Via	Qty	Pgs	Unit	Extended	Amt Due
Convenience Fee				$1.75	$1.75	$0.00
Conversion - For Profit (D)	Mail	1	4	N/A	$58.00	$0.00

Regarding Entity: College Coaching Network

				Order Total:	$59.75	$0.00

Payer	Type	Method	Reference	Amount
Harris, Claude	Payment	Credit Card	5665 / Y260129Y	$58.00
	Payment	Convenience Fees Collected by Payment Processor	5665	$1.75
			Total Payments:	$59.75

Convenience fees are not assessed, collected or retained by the state.
Any questions about your order? Please visit www.sos.mo.gov/business or call toll free (866) 223-6535.